SilverCrest Begins Drilling at Cruz de Mayo
Reports on Santa Elena Norte Drill Results

TSX-V: SVL	For Immediate Release

VANCOUVER, BC – September 20, 2011 – SilverCrest Mines Inc. (the “Company”) is pleased to announce that it has begun drilling at the 100%-owned Cruz de Mayo Project located near its Santa Elena Mine in Sonora, Mexico. Drilling of approximately 45 core and RVC holes is planned to reclassify and potentially expand current NI43-101 resources. This program will be used to assist with the preparation of an ongoing Pre-Feasibility Study (PFS) for Cruz de Mayo as part of the Santa Elena Expansion Project (see attached map).

The Expansion Project contemplates the installation of a conventional milling and processing facility at the nearby Santa Elena mine. The facility will utilize mill feed from the Santa Elena open pit (Phase I), the Santa Elena underground (Phase II), and re-treatment of the material on the heap leach pads to recover residual silver and gold values (Phase IV). The Cruz de Mayo silver deposit (Phase III) is being considered for development with lower grade mineralization conceptually treated on site as a heap leach operation with the potential to ship high grade mineralization to the nearby Santa Elena proposed processing facility. For details, please refer to the Company’s filings on www.sedar.com to review of the NI43-101 “Reserve Update for the Santa Elena Open Pit and Preliminary Assessment for the Santa Elena and Cruz de Mayo Expansion Project”.

Cruz de Mayo
The Company has previously drilled 47 reverse circulation and core holes on approximately 100 to 150 metre spacing and consistently intersected silver mineralization over a strike length of approximately 1.7 kilometres. These holes have confirmed a near-surface broad silver zone averaging an estimated 20 metres in thickness with grades ranging from 30.0 gpt to 111.0 gpt silver with multiple, narrower higher grade zones ranging from 489.0 gpt to 967.0 gpt silver. Based on the work to date, current resources at Cruz de Mayo are;

CATEGORY	TONNES	AU GPT	AG GPT	CONTAINED AU OZ	CONTAINED AG OZ
INDICATED*	1,141,000	0.06	64.2	2,300	2,353,400
INFERRED*	6,065,000	0.07	66.5	13,300	12,967,100
* based on a silver cut-off grade of 30 gpt as presented in the 2007 Fier and Stewart Technical Report.

The results of the current drilling program along with subsequent metallurgical and environmental baseline work will be used to finalize a Pre-Feasibility Study in preparation for a MIA (Environmental Impact Assessment) for permitting and production.

Santa Elena Expansion Project
In addition to the drill program at Cruz de Mayo that is considered part of the Expansion Project, the Company has commenced drilling the first of four geotechnical drill holes at the Santa Elena Mine to help establish the necessary parameters for the proposed decline and underground development. The portal site for the decline has been selected and Requests for Proposals are being prepared for a number of contractors to bid on Phase I underground work which will consist of approximately 1,500 metres of decline and exploration drifting. The decline will be used to access the Main (Mineralized) Zone for further delineation drilling and access the unexplored portions of the Main Zone for the potential expansion of resources. This work will be used to assist with the preparation of an ongoing PFS for the Santa Elena Expansion Project. When completed, the Phase I decline will allow development and initial production from the deposit that lies below the current operating and designed ultimate open pit.

Santa Elena Norte
Santa Elena Norte is one of several targets identified in the immediate vicinity of the Santa Elena mine to be drill tested. An initial drill program of 25 holes totalling approximately 2,900 metres has been completed on the Santa Elena Norte deposit which is located approximately 1 km north of current mining operations (see attached map). A series of shallow holes identified low grade quartz veining up to 22 metres wide measuring approximately 500 metres long by 5 to 20 metres wide by 100 metres in depth. Four deeper drill holes encountered the target but did not intercept significant mineralization. Drilling has not defined the extent of mineralization and the deposit remains open in most directions. The most significant results are stated in the following table.

Hole	From (m)	To (m)	Length (m)	Au (gpt)
SEN11-01	17.0	22.0	5.0	0.13
SEN11-02	7.7	11.0	3.3	0.98
	21.2	31.35	9.25	0.28
SEN11-06	3.3	17.3	14.0	0.27
SEN11-07	4.3	23.5	18.4	0.19
SEN11-08	11.5	32.5	21.0	0.32
SEN11-09	5.5	19.0	13.5	0.35
SEN11-11	51.0	59.0	8.0	0.34
SEN11-12	26.8	36.2	9.4	0.13
SEN11-15	24.2	27.0	2.8	0.16
SEN11-17	7.6	9.0	1.4	0.43

SEN 11- 3 to 5, 10, 13, 14, 16, 18 to 25 had no significant values. Silver grades in mineralized intercepts were trace to 18 gpt. Further work at Santa Elena Norte is anticipated to test the extent of the low-grade surface and deeper mineralization.

All sample analyses were completed by the Santa Elena onsite laboratory with checks at ALS Chemex in Hermosillo, Mexico and North Vancouver, BC.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine.

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company’s control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

“J. Scott Drever”	Contact:	Fred Cooper
	Telephone:	(604) 694-1730
	Fax:	(604) 694-1761
	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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